CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

January 29, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

Frankfurt Stock Exchange:  DFL

U.S. 20-F Registration:  000-29870

CREAM MINERALS GRANTS STOCK OPTIONS

Cream Minerals Ltd. (CMA-TSX Venture) (the “Company”) has granted a total of 310,000 incentive stock options to a director, employees and a consultant, exercisable over a five-year period expiring January 29, 2012, at a price of $0.53 per share, being the closing price of the Company's shares on the TSX Venture Exchange on January 26, 2007.  The stock options were issued in accordance with the Company’s stock option plan approved by the Company’s shareholders on September 20, 2006.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.